FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC

1 March 2023

Notification of Transactions by Persons Discharging Managerial Responsibilities ("PDMRs")

The transactions in ordinary shares of US$0.50 each ("Shares") in HSBC Holdings plc (the "Company") detailed below took place on 27 February 2023.

The awards made to Executive Directors disclosed in this announcement are the same awards disclosed in the separate Grant of Conditional Awards announcement released on 1 March 2023 pursuant to Rules 17.06A, 17.06B and 17.06C of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1.    Long Term Incentive Awards

Long term incentive awards ("LTI awards") were made to the Executive Directors and other PDMRs named below, as part of variable pay for the performance year ended 31 December 2022. An LTI award is an award of Shares in the Company, with a three-year forward-looking performance period commencing on 1 January 2023 and ending on 31 December 2025.

At the end of this performance period, the number of Shares that vest will be determined based upon an assessment by the Group Remuneration Committee of performance against financial and non-financial measures in the LTI scorecard, as detailed in the Directors' Remuneration Report in the Annual Report and Accounts 2022. Subject to that assessment, the shares will vest in five equal annual instalments commencing from March 2026. Upon each vesting, a one-year retention period applies.

The LTI awards were made in London and are based upon the closing Share price on the London Stock Exchange on 24 February 2023 of £6.3570.

Executive Directors

Name	Shares awarded
Noel Quinn	861,422
Georges Elhedery	251,474

Other PDMRs

Name	Shares awarded
Colin Bell	99,124
Greg Guyett	182,434
John Hinshaw	167,091
Pam Kaur	146,393
David Liao	120,400
Nuno Matos	146,985
Stephen Moss	100,070
Barry O'Byrne	121,138
Michael Roberts	204,252
Surendra Rosha	120,400
Ian Stuart	103,301

2.    Annual Incentive Awards

Awards of (i) immediately vested and (ii) deferred Shares were made under the HSBC Share Plan 2011. These awards relate to the performance year ended 31 December 2022 and comprise part of the Group's annual incentive arrangements. The awards were determined by assessing performance during the year against financial and non-financial metrics. For Executive Directors who served during the year ended 31 December 2022, the performance assessment is detailed in the Directors' Remuneration Report in the Annual Report and Accounts 2022. Upon vesting, a one-year retention period applies.

Awards were made in London and are based upon the closing Share price on the London Stock Exchange on 24 February 2023 of £6.3570.

(i)       Immediately vested awards

Executive Directors

Name	Shares awarded	Shares sold in respect of Income Tax and Social Security liabilities at £6.327711 per share	Net shares vested
Noel Quinn	170,206	79,997	90,209
Georges Elhedery	112,568	52,907	59,661

Other PDMRs

Name	Shares awarded	Shares sold in respect of Income Tax and Social Security liabilities at £6.327711 per share	Net shares vested
Colin Bell	67,529	31,739	35,790
Greg Guyett	130,047	61,123	68,924
John Hinshaw	127,652	59,997	67,655
Pam Kaur	110,458	51,916	58,542
David Liao	90,743	13,612	77,131
Nuno Matos	114,436	17,166	97,270
Stephen Moss	60,534	N/A1	60,534
Barry O'Byrne	91,710	13,757	77,953
Michael Roberts	162,788	83,104	79,684
Surendra Rosha	90,743	13,612	77,131
Ian Stuart	70,012	32,906	37,106

1Awards vesting in the local jurisdiction of employment are not subject Income Tax and Social Security liabilities.

(ii)      Deferred awards

Awards vest in five equal annual tranches commencing in March 2026. Upon vesting, a one-year retention period applies.

Other PDMRs

Name	Shares awarded
Colin Bell	30,628
Greg Guyett	67,443
John Hinshaw	78,182
Pam Kaur	65,843
David Liao1	48,818
Nuno Matos	72,894
Stephen Moss1	14,695
Barry O'Byrne	55,076
Michael Roberts1	98,200
Surendra Rosha1	48,818
Ian Stuart	31,223

1Awards vest in five equal annual tranches commencing in March 2024.

3.    UK Share Incentive Plan

Shares were acquired under the Company's UK Share Incentive Plan ("SIP") at £6.3270 per Share.

Other PDMRs

Name	Shares acquired
Ian Stuart	24

The following disclosures are made in accordance with the UK version of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Noel Quinn

2 - Reason for the notification

Position/status			Group Chief Executive

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2023-02-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£6.36	1,031,628	£6,558,059.20
		Aggregated	£6.357	1,031,628	£6,558,059.20

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2023-02-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.33	79,997	£506,197.90
		Aggregated	£6.328	79,997	£506,197.90

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Georges Elhedery

2 - Reason for the notification

Position/status			Group Chief Financial Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2023-02-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£6.36	364,042	£2,314,214.99
		Aggregated	£6.357	364,042	£2,314,214.99

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2023-02-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.33	52,907	£334,780.21
		Aggregated	£6.328	52,907	£334,780.21

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Colin Bell

2 - Reason for the notification

Position/status			Chief Executive, HSBC Bank plc and HSBC Europe

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2023-02-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£6.36	197,281	£1,254,115.32
		Aggregated	£6.357	197,281	£1,254,115.32

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2023-02-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.33	31,739	£200,835.22
		Aggregated	£6.328	31,739	£200,835.22

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Greg Guyett

2 - Reason for the notification

Position/status			Chief Executive, Global Banking and Markets

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2023-02-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£6.36	379,924	£2,415,176.87
		Aggregated	£6.357	379,924	£2,415,176.87

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2023-02-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.33	61,123	£386,768.68
		Aggregated	£6.328	61,123	£386,768.68

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			John Hinshaw

2 - Reason for the notification

Position/status			Group Chief Operating Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2023-02-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£6.36	372,925	£2,370,684.22
		Aggregated	£6.357	372,925	£2,370,684.22

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2023-02-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.33	59,997	£379,643.68
		Aggregated	£6.328	59,997	£379,643.68

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Pam Kaur

2 - Reason for the notification

Position/status			Group Chief Risk and Compliance Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2023-02-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£6.36	322,694	£2,051,365.76
		Aggregated	£6.357	322,694	£2,051,365.76

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2023-02-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.33	51,916	£328,509.44
		Aggregated	£6.328	51,916	£328,509.44

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			David Liao

2 - Reason for the notification

Position/status			Co-Chief Executive, Asia-Pacific - The Hongkong and Shanghai Banking Corporation Limited

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2023-02-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£6.36	259,961	£1,652,572.08
		Aggregated	£6.357	259,961	£1,652,572.08

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2023-02-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.33	13,612	£86,132.80
		Aggregated	£6.328	13,612	£86,132.80

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Nuno Matos

2 - Reason for the notification

Position/status			Chief Executive, Wealth and Personal Banking

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2023-02-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£6.36	334,315	£2,125,240.46
		Aggregated	£6.357	334,315	£2,125,240.46

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2023-02-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.33	17,166	£108,621.49
		Aggregated	£6.328	17,166	£108,621.49

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Stephen Moss

2 - Reason for the notification

Position/status			Regional Chief Executive, Middle East, North Africa and Turkey

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2023-02-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£6.36	175,299	£1,114,375.74
		Aggregated	£6.357	175,299	£1,114,375.74

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Barry O'Byrne

2 - Reason for the notification

Position/status			Chief Executive, Global Commercial Banking

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2023-02-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£6.36	267,924	£1,703,192.87
		Aggregated	£6.357	267,924	£1,703,192.87

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2023-02-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.33	13,757	£87,050.32
		Aggregated	£6.328	13,757	£87,050.32

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Michael Roberts

2 - Reason for the notification

Position/status			Chief Executive, HSBC USA and Americas

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2023-02-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£6.36	465,240	£2,957,530.68
		Aggregated	£6.357	465,240	£2,957,530.68

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2023-02-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.33	83,104	£525,858.09
		Aggregated	£6.328	83,104	£525,858.09

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Surendra Rosha

2 - Reason for the notification

Position/status			Co-Chief Executive, Asia-Pacific - The Hongkong and Shanghai Banking Corporation Limited

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2023-02-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£6.36	259,961	£1,652,572.08
		Aggregated	£6.357	259,961	£1,652,572.08

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2023-02-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.33	13,612	£86,132.80
		Aggregated	£6.328	13,612	£86,132.80

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Ian Stuart

2 - Reason for the notification

Position/status			Chief Executive, HSBC UK Bank plc

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2023-02-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£6.36	204,536	£1,300,235.35
		Aggregated	£6.357	204,536	£1,300,235.35

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2023-02-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition under the UK Share Incentive Plan			Price	Volume	Total
			£6.33	24	£151.85
		Aggregated	£6.327	24	£151.85

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2023-02-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.33	32,906	£208,219.66
		Aggregated	£6.328	32,906	£208,219.66

For any queries related to this notification, please contact:

Lee Davis
Corporate Governance & Secretariat
+44 (0) 207 991 3048

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 01 March 2023